SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 30, 2004

                                   ----------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:    Press release dated April 20, 2004 - Turkcell announces final settlement of securities class action lawsuit
               Press release dated April 26, 2004 - Turkcell will recommend 20% dividend distribution at the Annual General Meeting
               Press release dated April 29, 2004 - Turkcell expands subscriber base to 19.7 million in the first quarter

               Statement made to Capital Markets Board dated April 13, 2004 - Turkcell will not bid for Pakistan GSM license
               Statement made to Capital Markets Board dated April 22, 2004 - Turkcell's shareholder increases shares in circulation by 1%-point
               Statement made to Capital Markets Board dated April 28, 2004 - Turkcell established a holding company for GSM operations abroad Statement made to Capital Markets Board dated April 28, 2004 - Turkcell board member resigns due to active role in Iran & Ukraine investments

[TURKCELL LOGO]

                                                           FOR IMMEDIATE RELEASE

             TURKCELL ANNOUNCES FINAL SETTLEMENT OF SECURITIES CLASS
                                 ACTION LAWSUIT

Istanbul, Turkey: April 20, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that a federal judge has approved the settlement of the consolidated securities class action lawsuit filed against the Company and several of its past and present officers and directors in the U.S. District Court for the Southern District of New York. Under the terms of the settlement, all claims against the Company have now been dismissed without admission of liability or wrongdoing. The shareholder class is receiving a cash payment of $19.2 million.

This purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and two of its past and present officers and directors on November 22, 2000.

Although, Turkcell management believes that plaintiff's claims are without merit, the company is pleased to put the uncertainty and expense of the class action litigation behind and believe that the decision to settle is in the best interest of our shareholders.


                               www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2003. Turkcell had revenues of US$1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.4 million subscribers as of December 31, 2003.


For further information please contact:


Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
----------
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk

Murat Borekci, Investor Relations         Toby Moore
Tel: + 90 212 313 1503                    Tel:+44-20/7282-2999
Email: murat.borekci@turkcell.com.tr      Email: toby.moore@citigatedr.co.uk
investor.relations@turkcell.com.tr        or

Media:                                    United States:
------
Nazli Candan, Corporate Communications    Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 2310                    Tel: +1-201-499-3500
Email: nazli.candan@turkcell.com.tr       Email: victoria.hofstad@citigatefi.com
or                                        jessica.wolpert@citigatefi.com
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

[TURKCELL logo]

                                                           FOR IMMEDIATE RELEASE


            TURKCELL WILL RECOMMEND 20% DIVIDEND DISTRIBUTION AT THE
                             ANNUAL GENERAL MEETING


Istanbul, Turkey: April 26, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that the Turkcell Board of Directors has decided to recommend a 20% dividend distribution, from its 2003 distributable net income, to its shareholders. The proposed dividend will be in the form of a 50% cash and 50% share distribution. The gross distributable dividend after legal reserves amounts to TL236,317 billion (US$170.2 million*). Accordingly, the total gross cash dividend of TL118,159 billion (US$85.1 million*) will be distributed to its shareholders, representing a cash dividend of TL236 (USc 0.02*) per ordinary share and approximately TL590,000 (USc42.5*) per ADR. Turkcell shareholders could be subject to a withholding tax deduction, of up to 10%, from the gross dividend depending on the applicable tax regulations. The stock dividend will be 23.6% per share.

Previously, Turkcell was not legally eligible to distribute dividends under Turkish regulations because of its accumulated balance sheet loss under Turkish Accounting Standards. However, new Turkish Accounting Standards and Turkcell's 2003 net profit has enabled Turkcell to distribute a dividend. Accordingly, Turkcell will be able to distribute a dividend following the approval of its shareholders at its Annual General Meeting.


* Based on Turkish Central Bank's TL/US$ exchange rate of TL1,388,620 dated April 22, 2004.

                               www.turkcell.com.tr
                               -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2003. Turkcell had revenues of US$2,219 million during the nine month period ended December 31, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 373 operators in 154 countries as of December 31, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.4 million subscribers as of December 31, 2003.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
----------
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk

Murat Borekci, Investor Relations         Toby Moore
Tel: + 90 212 313 1503                    Tel:+44-20/7282-2999
Email: murat.borekci@turkcell.com.tr      Email: toby.moore@citigatedr.co.uk
investor.relations@turkcell.com.tr        or

Media:                                    United States:
------
Nazli Candan, Corporate Communications    Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 2310                    Tel: +1-201-499-3500
Email: nazli.candan@turkcell.com.tr       Email: victoria.hofstad@citigatefi.com
or                                        jessica.wolpert@citigatefi.com
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

[TURKCELL logo]

                                                           FOR IMMEDIATE RELEASE


          TURKCELL EXPANDS SUBSCRIBER BASE TO 19.7 MILLION IN THE FIRST
                                     QUARTER


Istanbul, Turkey: April 29, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that its subscriber base expanded to 19.7 million as of March 31, 2004 from 19.0 million as of December 31, 2003, an increase of 3.6%.

In the first quarter of 2004, Turkcell's number of postpaid subscribers climbed to 4.9 million and the number of prepaid subscribers reached 14.8 million. Turkcell's net new additions totaled 677,948 by an increase of 15% compared to 588,687 in the first quarter of 2003. New gross subscribers acquired in the first quarter of 2004 consisted of 15% postpaid and 85% prepaid, which changed in favor of postpaid subscribers from 11% in the fourth quarter.

Mr. Muzaffer Akpinar, CEO, stated, "Turkcell's success in attracting new subscribers continued in the first quarter of 2004. The growth in the first quarter of 2004 was in line with our expectations, which was better than the first quarter of 2003. Considering Turkcell's Customer Relationship Management, churn prevention efforts coupled with the market conditions and favorable macroeconomic developments, we have a positive outlook for 2004."




                               www.turkcell.com.tr
                               -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2003. Turkcell had revenues of US$2,219 million during the nine month period ended December 31, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 373 operators in 154 countries as of December 31, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.4 million subscribers as of December 31, 2003.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
----------
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk

Murat Borekci, Investor Relations         Toby Moore
Tel: + 90 212 313 1503                    Tel:+44-20/7282-2999
Email: murat.borekci@turkcell.com.tr      Email: toby.moore@citigatedr.co.uk
investor.relations@turkcell.com.tr        or

Media:                                    United States:
------
Nazli Candan, Corporate Communications    Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 2310                    Tel: +1-201-499-3500
Email: nazli.candan@turkcell.com.tr       Email: victoria.hofstad@citigatefi.com
or                                        jessica.wolpert@citigatefi.com
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

[TURKCELL logo]


                 TURKCELL WILL NOT BID FOR PAKISTAN GSM LICENSE


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets
         Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL
                                                                  --------



Special Subjects:
-----------------


In previous announcements, Turkcell stated its interest in GSM license tenders abroad and in this context its interest in the Pakistan GSM license tender. After the evaluation process Turkcell decided not to participate in the tender.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    13.04.2004, 17:30         13.04.2004, 17:30


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL logo]


            TURKCELL'S SHAREHOLDER INCREASES SHARES IN CIRCULATION BY
                                    1%-POINT


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets
         Board.


                                                         Istanbul Stock Exchange

                                                                 ISTANBUL
                                                                 --------



Special Subjects:
-----------------


Turkcell's shareholder MV Investments N.V. requested its share certificates making up 1% of Turkcell's outstanding shares to be endorsed in blank. Accordingly, Turkcell Board of Directors issued a resolution enabling the circulation of these shares.

In addition, MV Investments N.V. stated that its 1% share requested to be endorsed in blank is not for immediate sale and will be used in its future financial transactions.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    22.04.2004, 09:00         22.04.2004, 09:00


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL logo]


            TURKCELL ESTABLISHED A HOLDING COMPANY FOR GSM OPERATIONS
                                     ABROAD


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets
         Board.


                                                         Istanbul Stock Exchange

                                                                 ISTANBUL
                                                                 --------

Special Subjects:
-----------------

Previously, Turkcell announced that it will participate, with 99.9% shareholding, in the company to be incorporated in Turkey for the GSM operations abroad with a capital amount of Turkish Lira equivalent to US$50 million and with the trade name of "Turktell Uluslararasi Yatirim Holding Anonim Sirketi" (the trade name translates to Turktell International Investment Holding).

Turktell Uluslararasi Yatirim Holding Anonim Sirketi has been established with TL66 trillion capital.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                Koray Ozturkler          Ekrem Tokay
                                Investor Relations       Chief Financial Officer
                                28.04.2004, 09:30        28.04.2004, 09:30


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL logo]


               TURKCELL BOARD MEMBER RESIGNS DUE TO ACTIVE ROLE IN
                           IRAN & UKRAINE INVESTMENTS


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets
         Board.


                                                       Istanbul Stock Exchange

                                                                ISTANBUL
                                                                --------

Special Subjects:
-----------------

Turkcell Board Member, Ersin Pamuksuzer, resigned from his duty as of April 28, 2004. Ersin Pamuksuzer stated his active role as Board Member in Turkcell's Iran and Ukraine investments as the reason for his resignation.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


                           Koray Ozturkler       Serkan Okandan
                           Investor Relations    Financial Control and Reporting
                           28.04.2004, 13:15     28.04.2004, 13:15


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    April 30, 2004                   By: /s/ Muzaffer Akpinar
                                              ------------------------

                                                  Name:  Muzaffer Akpinar
                                                  Title: Chief Executive Officer